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                                                                   Exhibit 8.1

INTERNAL REVENUE SERVICE                    DEPARTMENT OF THE TREASURY

Index Number:      0355.00-00               Washington, DC 20224


Jeffrey M. Lipshaw                          Person to Contact:
Senior Vice President, General Counsel and  Richard M Heinecke ID #50-12614
Secretary                                   Telephone Number:
Great Lakes Chemical Corporation            (202) 622-7285
P.O. Box 2200                               Refer Reply To:
West Lafayette, IN 47906                    CC:CORP:B06-PLR-115969-01
                                            Date:
                                            July 16, 2001






LEGEND


Distributing           =             Great Lakes Chemical Corporation
                                     a Delaware corporation
                                     EIN 95-1765035

Controlled             =             OSCA, Inc.
                                     a Delaware corporation
                                     EIN 72-086136

Business A             =             Specialty chemical business
Business B             =             Oil field services business
Agreement A            =             Brominated Products Supply Agreement
Agreement B            =             Master Separation Agreement
Agreement C            =             Services Agreement
State A                =             Michigan
State B                =             Delaware
Year 1                 =             1933
Year 2                 =             1970
Year 3                 =             1979
Date A                 =             March 7, 2001
Date B                 =             April 12, 2001
Date C                 =             June 1, 2001

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                                        2

Date D                 =             June 21, 2001
Date E                 =             June 25, 2001
Date F                 =             July 5, 2001
Date G                 =             On or about June 15, 2000
A%                     =             approximately 50.20%
B%                     =             approximately 49.80%
C%                     =             approximately 50.50%
D%                     =             approximately 49.50%
E%                     =             approximately 92%
F%                     =             approximately 55%
#A                     =             5
#B                     =             2558
#C                     =             4
#D                     =             3
#E                     =             6
#F                     =             2891

Dear Jeffrey M. Lipshaw

     This letter responds to a letter dated Date A, submitted on your behalf by your authorized representative, in which rulings were requested regarding certain federal income tax consequences of a proposed transaction. Additional information was submitted on Date B, Date C, Date D, Date E and Date F. The information submitted in the request and the additional information provided is substantially as set forth below.

                                 SUMMARY OF FACTS
     Distributing was incorporated in Year 1 in State A and was redomiciled as a State B corporation in Year 2. Distributing, a publicly traded company with only one class of common outstanding stock, is the common parent of a consolidated group. #A Distributing shareholders (Shareholder/s) own A% of Distributing. #B other Shareholders own the remaining B% of Distributing.

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     Distributing has been engaged in #C lines of business operated through subsidiaries. #D of the lines of business relate to Business A. The other line of business, Business B, is operated through Controlled.

     Controlled was incorporated in Year 3 in State B and has always been a member of the Distributing consolidated group up until Date G. Controlled has Class A voting common stock (Controlled Class A Stock) and Class B voting common stock (Controlled Class B Stock). Although there is a class of nonvoting preferred stock authorized, none of this is issued and/or outstanding. Distributing owns all of the Controlled Class B Stock. #E Controlled Class A Stock shareholders own C% of the Controlled Class A Stock and #F other Controlled Class A Stock shareholders own the remaining D% of the Controlled Class A Stock. Distributing owns E% of the voting power and F% of the value of all the issued and outstanding stock of Controlled.

     Distributing is proposing to distribute its entire stock interest in Controlled to the Shareholders which would result in Controlled becoming a stand alone company engaged in Business B. The distribution of Controlled would be effectuated principally, if not entirely, by a spilt-off whereby Shareholders of Distributing would surrender shares in Distributing for Controlled Class B Stock in Controlled. To the extent any Shareholders do not exchange all of their shares in Distributing for shares of the Controlled Class B Stock, Distributing will distribute all the remaining shares of the Controlled Class B Stock it owns, pro rata, to any Shareholder who continues holding any shares in Distributing.

     The proposed transaction is being carried out for the following corporate business purposes: (1) to alleviate certain fit and focus problems that currently threaten the optimal development of Distributing's Business A and Controlled's Business B, and (2) to enhance the effectiveness of Controlled's recently adopted equity-based incentive compensation plan in attracting, motivating and retaining key employees of Business B. The transaction is motivated, in whole or substantial part, by one or more of these corporate business purposes.

                                 REPRESENTATIONS

     Distributing has made the following representations regarding the proposed transaction.

     (a) The indebtedness owed by Controlled to Distributing after the transaction will not constitute stock or securities.

     (b) The fair market value of the Controlled Class B Stock to be received by the Shareholders exchanging their Distributing stock for Controlled Class B Stock will be approximately equal to the fair market value of the Distributing common stock surrendered by such Shareholders in the exchange.

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     (c) No part of the consideration to be distributed by Distributing will be received by the Shareholders as a creditor, employee or in any capacity other than that of a shareholder of Distributing.

     (d) The five years of financial information submitted on behalf of Business A conducted by Distributing is representative of its present operation, and, with regard thereto, there have been no substantial operational changes since the date of the last financial statements submitted.

     (e) The five years of financial information submitted on behalf of Business B conducted by Controlled is representative of its present operation, and, with regard thereto, there have been no substantial operational changes since the date of the last financial statements submitted.

     (f) Following the transaction, Distributing and Controlled will each continue the active conduct of its business, independently and with its separate employees.

     (g) Immediately after the transaction, the gross assets of Business A conducted directly by Distributing, and not by its controlled subsidiaries, will have a fair market value of at least 5% of the total fair market value of Distributing's gross assets, including stock of its subsidiaries.

     (h) Immediately after the transaction, the gross assets of Business B conducted directly by Controlled, and not by its controlled subsidiaries, will have a fair market value of at least 5% of the total fair market value of Controlled's gross assets, including stock of its subsidiaries.

     (i) The transaction is being carried out for the following corporate business purposes: (1) to alleviate certain fit and focus problems that currently threatened the optimal development of Distributing's Business A and Controlled's Business B, and (2) to enhance the effectiveness of Controlled's recently adopted equity-based incentive compensation plan in attracting, motivating and retaining key employees of Business B. The transaction is motivated, in whole or substantial part, by one or more of these corporate business purposes.

     (j) There is no plan or invention by any Shareholder who owns 5 percent or more of the stock of the distributing corporation, and the management of the distributing corporation, to its best knowledge, is not aware of any plan or intention on the part of any particular remaining Shareholder or security holder of the distributing corporation to self, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either the distributing or controlled corporation after the transaction.


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     (k) There is no plan or intention by either Distributing or Controlled, directly or though any subsidiary corporation, to purchase any of its outstanding stock after the transaction, other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Rev. Proc. 96-30.

     (i) There is no plan or intention to liquidate either Distributing or Controlled, to merge either corporation with any other corporation or to sell or otherwise dispose of the assets of either corporation after the transaction, except in the ordinary course of business.

     (m) Except for indebtedness that does not constitute a stock or security and that may arise at arm's length pursuant to Agreement A, Agreement B and Agreement C entered into in connection with the IPO, no intercorporate debt will exist between Distributing and Controlled at the time of, or subsequent to, the transaction.

     (n) Payments made in connection with all continuing transactions between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length:

     (o) The transaction will not be a disqualified distribution within the meaning of Section 355(d)(2) because, immediately after the distribution, no person will hold (directly or by attribution) disqualified stock constituting as much as 50 percent of the total voting power or total value of the outstanding stock of either Distributing or Controlled.

     (p) The transaction is not part of a plan or series of related transactions (within the meaning of Section 355(e)) pursuant to which one or more persons will accquire directly or indirectly stock possessing 50 percent or more of the total combined voting power of all classes of stock of either Distributing or Controlled entitled to vote, or stock possessing 50 percent or more of the total value of all classes of stock of either Distributing or Controlled.

     (q) Cash will be distributed in lieu of fractional shares. The cash will be provided through a sale by a distribution agent of aggregated fractional shares of Controlled Class B Stock. The sale of fractional shares is merely a method of rounding off fractional share interests and is undertaken solely for the purpose of avoiding the expense and inconvenience of issuing and transferring fractional shares and does not represent separately bargained for consideration. The method used for handling fractional share interests is intended to limit the amount of cash received by any one of the Shareholders to less than the value of one full share of Controlled Class B Stock.

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                                     RULINGS

     Based on the information submitted and the representations set forth above, we rule as follows:

     (1) No income, gain or loss will be recognized by the Shareholders as a result of receiving the Controlled Class B Common Stock (Section 355(a)(1)).

     (2) No income, gain or loss will be recognized by Distributing as a result of its distribution of the Controlled Class B Common Stock (Section 355(c)(1)).

     (3) For those Shareholders participating in the transaction who surrender all of their Distributing common stock for Controlled Class B
Stock, the basis of the Controlled Class B Stock in the hands of each of such Shareholders will equal the basis of the Distributing common stock surrendered in exchange therefor (Section 358(a)(1)).

     (4) For those Shareholders participating in the transaction who do not surrender all of their Distributing common stock, the aggregate basis of the Distributing common stock and the Controlled Class B Stock held by each such shareholder immediately after the transaction will equal the aggregate basis of such Shareholder's Distributing common stock held immediately before the transaction, allocated in proportion to the fair market value of each in accordance with Treas. Reg. Section 1.358-2(a)(2) (Section 358(b)(2)).

     (5) The holding period of the Controlled Class B Stock received by each Shareholder in the transaction will include the holding period of the Distributing common stock with respect to which the Controlled Class B Stock was received, provided that such Distributing common stock is held as a capital asset on the date of the transaction (Section 1223(1)).

     (6) As provided in Section 312(h)(1), proper adjustment of the earnings and profits of Distributing and Controlled will be made in accordance with Treas. Reg. Section 1.312-10(b).

     (7) If a Shareholder receives cash as the result of an independent distribution agent's sale of a fractional share of Controlled Class B Stock, gain or loss will be recognized by the Shareholder measured by the difference between the basis of the fractional share interest and the amount of cash received. If the fractional share interest is a capital asset in the hands of the Shareholder, the gain or loss will be capital gain or loss subject to the provisions and limitations of Subchapter P of Chapter 1 (Sections 1221 and 1222).


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                                        7

                        CAVEATS AND PROCEDURAL STATEMENTS

     The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

     Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter.

     This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

     In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

     A copy of this letter must be attached to any income tax return to which it is relevant.

                                       Sincerely,

                                       Associate Chief Counsel (Corporate)

                                       By:

                                          /s/ Alfred C. Bishop, Jr.
                                       -----------------------------------
                                       Alfred C. Bishop, Jr.
                                       Chief, Branch 6


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                                        8

cc:

   Arthur S. Rollin, Esq.
   Skadden, Arps, Slate, Meagher & Flom (Illinois)
   333 West Wacker Drive
   Chicago, IL 60606-1285

   Internal Revenue Service
   Attn: Industry Director, Natural Resources (LM:NR)
   1919 Smith Street
   Mail Stop 1000-HOU
   Houston, TX 77002

   Internal Revenue Service
   Attn: Industry Director, Retailers, Food & Pharmaceuticals (LM:RFP) 1901 Butterfield Road, Suite 310
   Downers Grove, IL 60515